SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2

COSAN LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

CLASS A COMMON SHARES, PAR VALUE U.S.$.01 PER SHARE

(Title of Class of Securities)

G25343107

(CUSIP Number of Class of Securities)

MARCELO EDUARDO MARTINS

(55)(11) 3897-9797

RI@COSAN.COM

AV. FARIA LIMA, 4100 – 16TH FLOOR

SÃO PAULO, SP 04538-132, BRAZIL

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
MANUEL GARCIADIAZ, ESQ.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
U.S.$212,543,643.20	U.S.$26,462

(1)	This amount reflects the purchase in the tender offer of 22,025,248 Class A common shares at the final purchase price of U.S.$9.65 per Class A common share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals U.S.$124.50 per million dollars of the value of the transaction. U.S.$24,900 of this fee has been previously paid as indicated below. An additional amount of U.S.$1,562 is being paid with this amendment.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S.$24,900	Filing Party: Cosan Limited
Form or Registration No.: Schedule TO	Date Filed: November 20, 2017

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2017, as amended and supplemented by Amendment No. 1 filed with the SEC on December 20, 2017 (as may be further supplemented or amended from time to time, the “Schedule TO”), by Cosan Limited (the “Company”), a limited liability exempted company incorporated under the laws of Bermuda, to purchase for cash up to an aggregate amount of U.S.$200,000,000 Class A Common Shares, par value U.S.$.01 per share, at a purchase price not greater than U.S.$9.65 nor less than U.S.$9.23 per share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the Exhibits thereto.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On December 22, 2017, the Company issued a press release announcing the final results of the Offer, which expired at 11:59 P.M., New York City time, on December 19, 2017. A copy of the press release is incorporated by reference herein as Exhibit (a)(1)(I) to the Schedule TO.

 ITEM 12. EXHIBITS.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following exhibit:

(a)(1)(I) Press Release dated December 22, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2017

COSAN LIMITED

By:	/s/ Marcos Marinho Lutz
	Name:	Marcos Marinho Lutz
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 20, 2017.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Press Release dated November 20, 2017.

(a)(1)(G)*	Summary Advertisement.

(a)(1)(H)**	Press Release dated December 20, 2017.

(a)(1)(I)***	Press Release dated December 22, 2017.

(b)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

* Previously filed with the Schedule TO on November 20, 2017.

** Previously filed with Amendment No. 1 to the Schedule TO on December 20, 2017.

*** Filed herewith